Filed by Trustcompany Bancorp
                                                  Pursuant to Rule 425 under the
                                Securities Act of 1933 and deemed filed pursuant
                           to Rule 14a-12 of the Securities Exchange Act of 1934

                                           Subject Company: Trustcompany Bancorp

                                                    Registration No.: 333-100239


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                                THE BANK WITH HEART SINCE 1896


                                SANDLER O'NEILL

                               FINANCIAL SERVICES

                                   CONFERENCE


                               NOVEMBER 13, 2003

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                                                  THE BANK WITH HEART SINCE 1896


     FORWARD-LOOKING STATEMENTS
================================================================================

     Certain statements contained in this presentation may be forward-looking. These statements may be identified by the use of words such as "believe," "expect," "anticipate," "potential," and other similar expressions. These forward-looking statements are necessarily speculative and based on Trustcompany's current expectations. A wide variety of factors could cause Trustcompany's actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. Factors that could cause our actual results to differ materially and adversely from such forward-looking statements include: interest rate movements; changes in deposit flows, loan demand and real estate values; competition from both financial and non-financial institutions; the extent and timing of any changes in legislation, regulations, and accounting principles, policies or guidelines; the timing and occurrence (or non-occurrence) of transactions and events that may be subject to circumstances beyond Trustcompany's control and general economic and geopolitical conditions affecting Trustcompany, the banking industry or the economy generally. Trustcompany assumes no obligation to update any of the forward-looking statements made in this presentation or in any other documents.

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                                                  THE BANK WITH HEART SINCE 1896


     THE BANK WITH HEART SINCE 1896
================================================================================

     >    3RD LARGEST COMMERCIAL BANK HEADQUARTERED IN NJ

     >    MORE THAN $4B IN ASSETS; 100 BRANCHES IN PRIME NYC SUBURBAN COUNTIES

     >    BUILT WITHOUT ACQUISITIONS: NO GOODWILL, UNIQUE CUSTOMER LOYALTY

     >    SERVE OVER 200,000 RETAIL AND BUSINESS CUSTOMERS

     >    ALIGNMENT OF INTERESTS WITH SHAREHOLDERS--OVER 35% INSIDER OWNERSHIP

                                       ||
                                       ||
                                       \/

             ONE OF THE MOST VALUABLE FRANCHISES IN ONE OF THE MOST
                AFFLUENT AND DENSELY POPULATED AREAS IN THE U.S.

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                                                  THE BANK WITH HEART SINCE 1896


     EXPANDED FOOTPRINT
================================================================================


         Branch Network Map                   Branch Network Map
          [GRAPHIC OMITTED]     ------>        [GRAPHIC OMITTED]

                1998                                   2003

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                                                  THE BANK WITH HEART SINCE 1896


     TRUSTCOMPANY IN TRANSITION
================================================================================

> FROM AN ENTREPRENEURIAL PHILOSOPHY . . . .

    o  BUILT PRIMARILY THROUGH ORGANIC GROWTH TO OVER $4B IN ASSETS

    o  INSTILLED AN EXTRAORDINARY WORK ETHIC AND FOCUS ON THE CUSTOMER

    o  RELIED ON "TRADING" GAINS

    o  AVOIDED COMMUNICATION WITH WALL STREET


> . . . .TO A MODERN, ENERGIZED CORE-FOCUSED CULTURE

    o  GREATLY STRENGTHENED MANAGEMENT TEAM AND CORPORATE GOVERNANCE

    o  IMPROVED TRANSPARENCY AND CONSISTENCY OF FINANCIAL DISCLOSURES

    o  FOCUS ON CORE RECURRING EARNINGS

    o  EMBRACE THE STREET

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                                                  THE BANK WITH HEART SINCE 1896


     BUSINESS MIX IMPROVING
================================================================================

        [The table below represents a line chart in the printed report]

                                  3Q02    4Q02    1Q03    2Q03    3Q03
                                  ----    ----    ----    ----    ----
          Loan/Deposits           58.5%   56.8%   61.4%   62.0%   63.5%
          Core Deposit Ratio      51.3%   53.1%   52.7%   54.4%   56.4%

     BASED ON QUARTERLY AVERAGES

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                                                  THE BANK WITH HEART SINCE 1896


     INNOVATIVE AND
     MARKET-LEADING PRODUCTS
================================================================================

     > COMMERCIAL REAL ESTATE AND ASSET-BASED LENDING

          100 MILE RADIUS OF JERSEY CITY

          o NICHE IN COMMERCIAL MORTGAGES AND CONSTRUCTION

          o MIDDLE-MARKET ASSET BASED EXPERTISE

     > INDIRECT AUTO LENDING

          o "A" PAPER ONLY; EFFICIENT BACK OFFICE

     > RESIDENTIAL ORIGINATION

          o $750MM IN DIRECT ORIGINATIONS IN 2003

     > INSTANT ISSUE PHOTO ID DEBIT CARD               [GRAPHIC OMITTED]

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                                                  THE BANK WITH HEART SINCE 1896


     FRANCHISE DEVELOPMENT
================================================================================

     > DE NOVO BRANCH EXPANSION

          o 5-10 NEW BRANCHES PLANNED IN '04

          o ENTER NYC IN PRIME LOCATIONS

     > IN-STORE STRATEGY

          o DRAMATIC INCREASE IN MARKET PRESENCE WITH LOW INITIAL INVESTMENT

          o "SPOKE AND HUB" - 9 IN-STORE LOCATIONS CLOSED IN 4Q '03; MAJORITY OF DEPOSITS RETAINED

     > INCREASE BRAND AWARENESS

          o "RELIABLE. COMPETENT. SINCERE." MARKETING SLOGAN

          o MODERNIZATION AND CONSISTENCY OF SIGNAGE

          o RADIO AND BILLBOARD ADVERTISING